UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

HIGHLIGHTS

o	Total accesses came to 96.7 million in September 2018, of which 74.4 million in the mobile business (-0.2% y-o-y) and 22.3 million in the fixed business (-3.4% y-o-y), maintaining the pace of postpaid and fiber net additions, partially offset by prepaid and fixed voice disconnections;
o	Mobile market share reached 31.8% in September 2018 (+0.8 p.p. vs. September 2017);
o	Postpaid mobile accesses grew 10.5% y-o-y, reaching a market share of 41.1% in September 2018 (17.9 p.p. more than the second player);
o	Broadband accesses totaled 7.5 million clients in 3Q18 (+0.3% y-o-y), with UBB[1] connections accounting for 65.8% of the base, driven by record FTTH additions in the quarter (+167 thousand);
o	Broadband ARPU increased 13.7% y-o-y, due to the Company’s organic growth in FTTH and up-selling of the xDSL customer base;
o	Net Operating Revenues fell 1.0% y-o-y in 3Q18 (+0.6% y-o-y in 9M18), mainly affected by the prepaid performance and maturity of fixed voice;
o	Net Operating Mobile Revenues increased 1.8% y-o-y (3.4% y-o-y in 9M18). Data and Digital Service Revenues grew 8.2% y-o-y in 3Q18, accounting for 79.6% of mobile service revenues;
o	Recurring Operating Costs[2] fell 4.2% y-o-y in 3Q18 (-2.2% y-o-y in 9M18), as a result of the simplification, efficiency and digitalization initiatives, that have led to consecutive cost reductions for more than two years;
o	Recurring EBITDA[2] totaled R$3,871.9 million in 3Q18, up 5.3% on 3Q17, accompanied by a Recurring EBITDA margin[2] of 35.9% (+2.1 p.p. y-o-y). Considering the non-recurring effects, EBITDA totaled R$4,766.5 million (+29.6% y-o-y), reaching an EBITDA margin of 44.2%;
o	Capex totaled R$2,393.8 million in 3Q18 and R$6,079.9 million in 9M18.
o	Free Cash Flow from Business Activities increased 6.4% in 9M18 (-4.0% y-o-y in 3Q18), reaching R$4,846.8 million, driven by better operating performance of the Company, partially offset by higher Capex;
o	Accelerated expansion of 4G+ coverage, which is available in over 850 cities by the end of September;
o	104 cities with FTTH, launching 16 new cities in the first nine months of 2018, in line with the figure for the whole of 2017;
o	Reported Net Income totaled R$3,177.3 million, 159.9% up y-o-y, thanks to higher EBITDA and non-recurring items. In 9M18, net income stood at R$7,441.6 million, +140.7% y-o-y.

1) UBB includes customers using FTTH (Fiber to the Home) and FTTC (Fiber to the Cabinet) technologies, as well as cable customers.

2) Excludes the following non-recurring items: a positive effect of R$1,381.7 million, due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to exclude ICMS tax from the basis of calculation of PIS/COFINS contributions related to Vivo’s operations from 2004 to 2013; and an expense of R$487.1 million related to non-recurring tax contingencies recognized in 3Q18.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the third quarter of 2018, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

Net operating revenues and operating costs for 2018 are presented under IFRS 151.

For better understanding and comparability of the information, we present below the consolidated statements of income for the nine-month periods ended September 30, 2018 and 2017 in two scenarios, as follows: Pro forma: excluding the effects of the adoption of IFRS 151 in 2018 figures (comparable to 2017).

Reported: considering the effects of the adoption of IFRS 151 (referring to the new methodology for allocation of revenues from customer contracts) only for 2018 figures.

For comparison purposes, the text herein will refer to pro-forma figures, except where we mention the use of figures under IFRS 151.

HIGHLIGHTS

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)¹				2018 Data (Reported)
	3Q18	∆% y-o-y	9M18	∆% y-o-y	3Q18	∆% y-o-y	9M18	∆% y-o-y

Net Operating Revenues	10,777.2	(1.0)	32,354.1	0.6	10,764.8	(1.1)	32,377.2	0.6

Net Operating Service Revenues	10,338.3	(2.8)	31,184.6	(0.7)	10,274.4	(3.4)	31,022.8	(1.2)

Net Mobile Reveunes	6,732.0	1.8	20,277.0	3.4	6,719.6	1.7	20,300.1	3.5
Net Mobile Service Revenues	6,293.1	(1.0)	19,107.6	1.4	6,229.2	(2.0)	18,945.7	0.6
Net Fixed Revenues	4,045.2	(5.4)	12,077.1	(3.9)	4,045.2	(5.4)	12,077.1	(3.9)

Net Handsets Revenues	438.9	72.4	1,169.5	51.3	490.4	92.6	1,354.4	75.2

Operating Costs	(6,010.7)	(16.6)	(18,639.2)	(13.1)	(5,984.2)	(17.0)	(18,598.7)	(13.3)
Recurring Operating Costs[2]	(6,905.3)	(4.2)	(20,984.5)	(2.2)	(6,878.8)	(4.6)	(20,944.0)	(2.4)

EBITDA	4,766.5	29.6	13,714.9	27.9	4,780.6	30.0	13,778.5	28.5
EBITDA Margin	44.2%	10.5 p.p.	42.4%	9.1 p.p.	44.4%	10.6 p.p.	42.6%	9.2 p.p.

Recurring EBITDA[2]	3,871.9	5.3	11,369.6	6.1	3,886.0	5.7	11,433.2	6.7
Recurring EBITDA Margin[2]	35.9%	2.1 p.p.	35.1%	1.8 p.p.	36.1%	2.3 p.p.	35.3%	2.0 p.p.

Net Income	3,168.0	159.1	7,399.7	139.3	3,177.3	159.9	7,441.6	140.7

Capex (ex-Licenses)	2,393.8	9.4	6,079.9	14.0	2,393.8	9.4	6,079.9	14.0

Operating Cash Flow (EBITDA - Capex)	2,372.7	59.3	7,635.0	41.8	2,386.8	60.3	7,698.6	42.9
Recurring Operating Cash Flow[2]	1,478.0	(0.8)	5,289.7	(1.8)	1,492.1	0.2	5,353.3	(0.6)

Total Accesses (thousand)	96,718	(0.9)	96,718	(0.9)	96,718	(0.9)	96,718	(0.9)
Total Mobile Accesses	74,432	(0.2)	74,432	(0.2)	74,432	(0.2)	74,432	(0.2)
Total Fixed Accesses	22,285	(3.4)	22,285	(3.4)	22,285	(3.4)	22,285	(3.4)

1) New accounting standard in force since January 2018, which requires revenues to be recognized based on the contract with the customer, not necessarily aligned with billing. For Vivo, revenue recognition of mobile offers with handset subsidy will change, as the subsidy will now be distributed between services and handsets. In addition, certain costs to acquire customers through contracts will now be capitalized if the amortization period is less than12 months.

2) Excludes the following non-recurring items: a positive effect of R$1,381.7 million, due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the basis of calculation of PIS/COFINS contributions related to Vivo’s operations from 2004 to 2013; and an expense of R$487.1 million related to non-recurring tax contingencies recognized in 3Q18.

MOBILE BUSINESS

OPERATING PERFORMANCE

Thousand	3Q18	3Q17	∆%	2Q18	∆%	9M18	9M17	∆%

Total Mobile Accesses	74,432	74,562	(0.2)	75,262	(1.1)	74,432	74,562	(0.2)
Postpaid	39,415	35,664	10.5	38,435	2.5	39,415	35,664	10.5
M2M	7,637	5,854	30.5	7,114	7.4	7,637	5,854	30.5
Prepaid	35,017	38,897	(10.0)	36,827	(4.9)	35,017	38,897	(10.0)
Market Share	31.8%	30.9%	0.8 p.p.	32.0%	(0.2) p.p.	31.8%	30.9%	2.7 p.p.
Postpaid	41.1%	42.1%	(1.0) p.p.	41.2%	(0.1) p.p.	41.1%	42.1%	(2.3) p.p.
M2M	42.5%	40.4%	2.1 p.p.	42.1%	0.4 p.p.	42.5%	40.4%	5.1 p.p.
Net Additions	(830)	227	n.a.	164	n.a.	(508)	784	n.a.
Postpaid	980	981	(0.1)	936	4.7	2,644	2,274	16.3
Market Share of Postpaid Net Additions	36.5%	35.1%	3.8	36.7%	(0.7)	33.5%	42.5%	(21.2)
Market Penetration[1]	112.0%	116.1%	(4.1) p.p.	112.5%	(0.5) p.p.	112.0%	116.1%	(3.5) p.p.
Monthly Churn	3.7%	3.4%	0.3 p.p.	3.0%	0.7 p.p.	3.3%	3.4%	(3.0) p.p.
Postpaid ex. M2M	1.8%	1.8%	0.0 p.p.	1.7%	0.0 p.p.	1.7%	1.7%	(1.6) p.p.
Prepaid	5.6%	4.8%	0.8 p.p.	4.2%	1.4 p.p.	4.8%	4.7%	1.5 p.p.
ARPU (R$/month)[2]	27.9	28.4	(1.7)	28.3	(1.4)	28.3	28.2	0.3
Voice	5.7	7.7	(26.1)	6.1	(6.4)	6.0	8.2	(25.9)
Data	22.2	20.7	7.4	22.3	(0.1)	22.2	20.1	11.0
Postpaid ex. M2M ARPU[2]	51.5	51.5	0.0	52.3	(1.6)	52.1	52.0	0.2
Prepaid ARPU[2]	11.6	13.5	(14.4)	11.7	(1.2)	12.1	13.4	(10.1)
M2M ARPU[2]	2.6	2.8	(6.9)	2.7	(3.7)	2.7	3.0	(11.5)

1) Source: Teleco – August 2018.

2) Pro-forma data, excluding the effects of IFRS 15.

o	Total accesses came to 74,432 thousand at the close of the quarter, down 0.2% from 3Q17. The postpaid segment continued to grow consistently, reaching 39,415 thousand accesses (+10.5% y-o-y), equivalent to 53.0% of mobile accesses, 5.1 p.p. more than in 3Q17.
o	Total market share came to 31.8% in September 2018. In the postpaid segment, Telefônica Brasil was the market leader, with 36.5% of market net additions in 3Q18 (33.5% in the first nine months of 2018) and a market share of 41.1% in September 2018. The Company remains the leader in 4G-technology terminals, with a market share of 32.0% in 3Q18 (5.4 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategic focus on data and digital services.

o	Postpaid mobile net additions reached 2,664 thousand in 9M18 (980 thousand accesses in 3Q18), up 16.3% y-o-y, while prepaid net disconnections totaled 3,151 thousand accesses in 9M18 (disconnection of 1,810 accesses in 3Q18), continuing the migration of prepaid customers to postpaid plans (hybrid and pure postpaid) and the disconnection of unprofitable customers, in accordance with ANATEL’s rules.

o	Postpaid customer base grew 10.5%, while the prepaid customer base fell 10.0% between September 2017 and September 2018.
o	In the Machine-to-Machine (M2M) market, the access base continued to grow substantially, reaching 7.6 million customers in September 2018, 30.5% more than in the same period last year. Telefônica Brasil is the market leader in this segment, reaching a market share of 42.5% in September 2018.

o	Mobile ARPU fell 1.7% y-o-y, due to the maturity of voice services, whose ARPU declined 26.1% y-o-y in the quarter, partially offset by data ARPU, which moved up 7.4% over 3Q17, accounting for 79.6% of Mobile ARPU.

NET OPERATING MOBILE REVENUES

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	3Q18	∆% y-o-y	9M18	∆% y-o-y	3Q18	∆% y-o-y	9M18	∆% y-o-y

Net Operating Mobile Revenues	6,732.0	1.8	20,277.0	3.4	6,719.6	1.7	20,300.1	3.5

Net Mobile Service Revenues	6,293.1	(1.0)	19,107.6	1.4	6,229.2	(2.0)	18,945.7	0.6
Outgoing Voice	1,030.0	(28.1)	3,272.1	(29.6)	1,035.0	(27.8)	3,290.2	(29.2)
Interconnection	254.3	(14.2)	805.7	0.4	254.3	(14.2)	805.7	0.4
Data and Digital Services	5,009.7	8.2	15,026.2	12.2	4,940.8	6.7	14,846.3	10.9
Messaging P2P	284.9	(18.7)	879.9	(19.4)	284.9	(18.7)	879.9	(19.4)
Internet	2,989.0	(9.1)	9,176.5	(10.2)	2,920.1	(11.2)	8,996.6	(11.9)
Digital Services	1,735.7	75.3	4,969.8	138.5	1,735.7	75.3	4,969.8	138.5
Other Services	(0.9)	(80.0)	3.5	n.a.	(0.9)	(80.0)	3.5	n.a.
Net Handset Revenues	438.9	72.4	1,169.5	51.3	490.4	92.6	1,354.4	75.2

% Data and Digital Services Revenues / MSR	79.6%	6.7 p.p.	78.6%	7.6 p.p.	79.3%	6.5 p.p.	78.4%	7.3 p.p.

Net Mobile Revenues increased 1.8% y-o-y in 3Q18. Revenue growth is mainly due to the increase of Data and Digital Services Revenues (+8.2% y-o-y) and higher Handset Revenues (+72.4% y-o-y), thanks to strong sales activities in the period, up-selling of postpaid plans with larger data bundles to the customer base and sale of handsets through our physical and virtual channels. On the other hand, the macroeconomic scenario, the expansion of unlimited voice plans, lower interconnection tariffs, a decline in prepaid mobile revenues and the maturity of services such as Voice and SMS continued to negatively affect the performance of Net Mobile Revenues.

Outgoing Voice Revenues fell 28.1% from 3Q17, mainly reflecting the migration to data services. In addition, the prepaid segment continued to be influenced by the lower volume of top-ups in the annual comparison, mainly due to macroeconomic conditions and the migration of customers to hybrid plans.

Interconnection Revenues rose 14.2% over 3Q17, mainly due to the expansion of unlimited voice plans in the sector, partially offset by the MTR tariff reduction in February 2018.

Data and Digital Services Revenues grew 8.2% y-o-y, driven by our strategy focused on data. For a further quarter, the higher adoption of Family Plans and increase of Digital Services Revenues contributed to this performance. In the quarter, Data and Digital Services Revenues represented 79.6% of Net Mobile Services Revenues, up 6.7 p.p. y-o-y.

SMS (P2P Messaging) Revenues fell 18.7% y-o-y in 3Q18, reflecting the lower consumption of this service due to its maturity.

Mobile Internet Revenues decreased 9.1% in the annual comparison. This performance was directly related to higher usage and consumption of digital services, leading to the migration of revenues between the lines.

In 3Q18, Digital Services Revenues moved up 75.3% y-o-y, representing 34.6% of Data and Digital Services Revenues (+13.3 p.p.), due to the inclusion of value-added services in the prepaid, hybrid and pure postpaid plans since 2017.

Handset Revenues rose 72.4% over the same quarter of the previous year, in line with the strategy of gaining market share in this relevant and growing market, through our brand and our sales channels, attracting high-end consumers to our physical and online stores.

FIXED LINE BUSINESS

OPERATING PERFORMANCE

Thousand	3Q18	3Q17	∆%	2Q18	∆%	9M18	9M17	∆%

Total Fixed Accesses	22,285	23,077	(3.4)	22,537	(1.1)	22,285	23,077	(3.4)
Fixed Voice Accesses	13,210	14,007	(5.7)	13,460	(1.9)	13,210	14,007	(5.7)
Residential	8,314	9,059	(8.2)	8,536	(2.6)	8,314	9,059	(8.2)
Corporate	4,453	4,503	(1.1)	4,482	(0.6)	4,453	4,503	(1.1)
Others	443	445	(0.5)	442	0.2	443	445	(0.5)
Fixed Broadband	7,475	7,452	0.3	7,463	0.2	7,475	7,452	0.3
UBB	4,917	4,472	9.9	4,792	2.6	4,917	4,472	9.9
FTTC	3,176	3,275	(3.0)	3,218	(1.3)	3,176	3,275	(3.0)
FTTH	1,741	1,198	45.4	1,574	10.6	1,741	1,198	45.4
Others	2,558	2,980	(14.1)	2,671	(4.2)	2,558	2,980	(14.1)
Pay TV	1,601	1,618	(1.1)	1,614	(0.9)	1,601	1,618	(1.1)
IPTV	536	351	52.7	486	10.2	536	351	52.7
DTH	1,064	1,267	(16.0)	1,128	(5.6)	1,064	1,267	(16.0)
Voice ARPU (R$/month)	34.7	39.3	(11.6)	36.4	(4.6)	36.1	41.0	(11.8)
Broadband ARPU (R$/month)	59.4	52.2	13.7	55.4	7.1	56.7	50.1	13.1
Pay TV ARPU (R$/month)	101.5	99.2	2.3	98.9	2.6	99.8	96.3	3.6

o	The fixed base totaled 22,285 thousand accesses in 3Q18, down 3.4% from 3Q17, mainly influenced by the performance of voice accesses, due to the maturity of the service and the strategic decision to stop prioritizing growth in the pay TV business using DTH technology.

o	Fixed Voice accesses totaled 13,210 thousand in 3Q18, down 5.7% from 3Q17, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration. Voice ARPU declined 11.6% year over year, reflecting the maturity of this service.

o	Fixed Broadband accesses registered 7.5 million customers in 3Q18, 0.3% more than in 3Q17. The UBB customer base grew 9.9% in 3Q18 over 3Q17, reaching 4.9 million accesses, 1.7 million of which in FTTH technology, 45.4% more than in the previous year. UBB customers accounted for 65.8% of total broadband accesses, fueling ARPU, which grew 13.7% y-o-y in 3Q18.

o	Pay TV accesses decreased 1.1% compared to 3Q17, ending the third quarter with 1.6 million subscribers, due to the Company's strategic decision to stop prioritizing the DTH technology. The improvement in the trend compared to the same quarter of last year was due to IPTV accesses, which grew 52.7% y-o-y in 3Q18. Pay TV ARPU increased 2.3% y-o-y this quarter, reflecting the Company's strategy of focusing on high-end customers.

NET OPERATING FIXED REVENUES

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	3Q18	∆% y-o-y	9M18	∆% y-o-y	3Q18	∆% y-o-y	9M18	∆% y-o-y

Net Operating Fixed Revenues	4,045.2	(5.4)	12,077.1	(3.9)	4,045.2	(5.4)	12,077.1	(3.9)
Voice	1,388.2	(16.3)	4,411.3	(15.7)	1,388.2	(16.3)	4,411.3	(15.7)
Interconnection	47.2	14.2	128.5	(5.1)	47.2	14.2	128.5	(5.1)
Broadband[1]	1,330.9	14.2	3,801.0	14.3	1,330.9	14.2	3,801.0	14.3
UBB	925.9	28.5	2,536.8	23.6	925.9	28.5	2,536.8	23.6
xDSL	404.9	(9.1)	1,264.2	(0.8)	404.9	(9.1)	1,264.2	(0.8)
Corporate Data and IT	634.4	(16.4)	1,856.3	(4.7)	634.4	(16.4)	1,856.3	(4.7)
Pay TV	490.6	0.8	1,437.3	(0.0)	490.6	0.8	1,437.3	(0.0)
IPTV	177.8	44.3	468.5	55.1	177.8	44.3	468.5	55.1
DTH	312.8	(13.9)	968.8	(14.7)	312.8	(13.9)	968.8	(14.7)
Other Services	154.0	(6.5)	442.7	(8.6)	154.0	(6.5)	442.7	(8.6)

% Non-Voice Revenues2 / Net Operating Fixed Revenues	64.5%	4.3 p.p.	62.4%	5.1 p.p.	64.5%	4.3 p.p.	62.4%	5.1 p.p.

1) Broadband revenue includes residential and SME customers.
2) Non-voice revenues include revenues from Broadband, Corporate Data and IT, Pay TV and Other Services.

Net Fixed Revenues declined 5.4% y-o-y in 3Q18, mainly due to a smaller comparison basis in relation to the same period of last year related to the punctual negotiation of a large contract that generated a positive effect on 3Q17’s Corporate Data and IT Revenues. Excluding this effect, Net Fixed Revenues fell 2.0% y-o-y in 3Q18, showing an improved trend due to an increase in Broadband Revenues, but still affected by the decline in Voice Revenues, the cut in the fixed-to-mobile tariff (VC) and the reduction in the fixed interconnection tariff (TU-RL and TU-RIU) in February 2018.

Voice Revenues dropped 16.3% y-o-y in 3Q18, mainly due to the maturity of the service and fixed-to-mobile substitution.

Interconnection Revenues moved up 14.2% y-o-y in 3Q18, mainly due to an agreement, related to fixed infrastructure capacity, partially offset by a reduction in TU-RL (-35.5%) and TU-RIU (-54.4%) in February 2018.

Broadband Revenues rose 14.2% in 3Q18 over 3Q17, driven by the increase in Ultra-Broadband Revenues, which accounted for approximately 69.6% of this line in the period and grew 28.5% over the previous year, reflecting the Company’s efforts to expand the base and to migrate customers to higher speeds, fueling fiber accesses, whose ARPU is higher, in addition to expanding the FTTH network to 16 new cities in 2017 and 16 new cities in the first nine months of 2018. FTTH revenues climbed 48.2% over 3Q17.

Corporate Data and IT Revenues fell 16.4% y-o-y, due the negotiation of a relevant corporate contract in 3Q17, which left a larger basis for comparison. Excluding this contract, Revenues would have grown 4.1% y-o-y, driven by data, cloud and IT services growth.

Pay TV revenues increased 0.8% from 3Q17. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, whose revenues grew 44.3% y-o-y, designed to improve customer experience and optimize the profitability of this service.

CONSOLIDATED OPERATING COSTS

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	3Q18	∆% y-o-y	9M18	∆% y-o-y	3Q18	∆% y-o-y	9M18	∆% y-o-y

Operating Costs	(6,010.7)	(16.6)	(18,639.2)	(13.1)	(5,984.2)	(17.0)	(18,598.7)	(13.3)

Personnel	(939.9)	(0.9)	(2,964.3)	6.8	(938.2)	(1.1)	(2,961.7)	6.7
Costs of Services Rendered	(2,735.4)	(5.9)	(8,434.8)	(2.8)	(2,735.4)	(5.9)	(8,434.8)	(2.8)
Interconnection	(317.7)	(9.7)	(992.9)	(7.2)	(317.7)	(9.7)	(992.9)	(7.2)
Taxes and Contributions	(372.8)	(16.8)	(1,214.8)	(10.4)	(372.8)	(16.8)	(1,214.8)	(10.4)
Third-party Services	(1,346.3)	(5.6)	(4,042.7)	(4.4)	(1,346.3)	(5.6)	(4,042.7)	(4.4)
Others	(698.6)	2.8	(2,184.4)	7.9	(698.6)	2.8	(2,184.4)	7.9
Cost of Goods Sold	(595.3)	23.0	(1,670.8)	17.6	(595.3)	23.0	(1,670.8)	17.6
Commercial Expenses	(2,226.8)	(5.9)	(6,759.3)	(3.0)	(2,202.0)	(7.0)	(6,721.5)	(3.6)
Provision for Bad Debt	(406.0)	6.7	(1,161.4)	4.7	(402.2)	5.7	(1,168.9)	5.4
Third-party Services	(1,762.8)	(6.8)	(5,323.1)	(4.6)	(1,741.8)	(7.9)	(5,277.8)	(5.4)
Others	(58.0)	(39.5)	(274.8)	(1.5)	(58.0)	(39.5)	(274.8)	(1.5)
General and Administrative Expenses	(384.2)	1.6	(1,141.8)	2.8	(384.2)	1.6	(1,141.8)	2.8
Other Net Operating Revenues (Expenses)	870.9	n.a.	2,331.9	n.a.	870.9	n.a.	2,331.9	n.a.

Recurring Operating Costs[1]	(6,905.3)	(4.2)	(20,984.5)	(2.2)	(6,878.8)	(4.6)	(20,944.0)	(2.4)

1) Excludes the following non-recurring items: a positive effect of R$1,381.7 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the basis of calculation of PIS/COFINS contributions related to Vivo’s operations from 2004 to 2013; and an expense of R$487.1 million related to non-recurring tax contingencies recognized in 3Q18.

Recurring Operating Costs, excluding Depreciation and Amortization expenses, decreased 4.2% over the same period last year, to R$6,905.3 million in the quarter, while inflation was +4.5% (IPCA 12M).

Personnel Costs declined 0.9% year over year, mainly due to the organizational restructuring implemented in 2Q18, partially offset by the effect of inflation on salaries and benefits in the period.

The Cost of Services Rendered fell 5.9% y-o-y in 3Q18, mainly because of lower regulatory taxes due to a strict policy of removing unprofitable customers from the base, costs related to a major contract negotiated in 3Q17, which did not occur this quarter, optimized energy consumption, and reductions in MTR/VC and TU-RL/TU-RIU in February 2018.

The Cost of Goods Sold grew 23.0% over 3Q17, due to the Company's strategy of focusing on handset sales since 4Q17.

The Cost of Goods Sold grew 23.0% over 3Q17, due to the Company's strategy of focusing on handset sales since 4Q17.
Selling Expenses fell 5.9% in 3Q18, reflecting the progress of the Company’s simplification, efficiency and digitalization initiatives.
The Provision for Doubtful Accounts ended 3Q18 at R$406.0 million, due to the growth in sales activity, focusing on high-end customers (postpaid, FTTH and IPTV). The default level remained stable, almost in line with 2Q18, reaching 2.5% of Gross Revenues in 3Q18.
Third-Party Services fell 6.8% in the annual comparison. The increase in digitalization in customer care, exemplified by the higher penetration of e-commerce in the sale of products and services, by the accelerated adoption of e-billing by new and existing customers, and by the technical support through virtual channels and the MEU VIVO app, led to a reduction in commissioning, billing-related (printing and mailing) costs, providing our customers with a unique and customized experience.

Other Net Operating Revenues (Expenses) totaled revenues of R$870.9 million in the quarter, due to the non-recurring effects of the period, mainly related to the gain resulting from a judicial decision referring to the exclusion of ICMS from the base of PIS/COFINS collection for Vivo’s operations between 2004 and 2013.

EBITDA

Recurring EBITDA[1] (earnings before interest, taxes, depreciation and amortization) totaled R$3,871.9 million in 3Q18, growth of 5.3% over 3Q17, accompanied by a recurring EBITDA margin[1] of 35.9%, up 2.1 p.p. over 3Q17.

The increase in EBITDA was due to the growth in mobile and ultra-broadband revenues combined with effective and lasting cost-efficiency measures adopted by the Company in the period.
Considering the non-recurring effects of the period, EBITDA increased 29.6% y-o-y in 3Q18 (R$4,766.5 million), with an EBITDA margin of 44.2%.

1) Excludes the following non-recurring items: a positive effect of R$1,381.7 million, due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the basis of calculation of PIS/COFINS contributions related to Vivo’s operations from 2004 to 2013; and an expense of R$487.1 million related to non-recurring tax contingencies recognized in 3Q18.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	3Q18	3Q17	∆%	2Q18	∆%	9M18	9M17	∆%

Depreciation and Amortization	(2,034.7)	(1,962.0)	3.7	(2,012.9)	1.1	(6,045.9)	(5,862.8)	3.1
Depreciation	(1,375.6)	(1,327.7)	3.6	(1,356.8)	1.4	(4,075.6)	(3,937.8)	3.5
Amortization of Intangibles[1]	(303.4)	(289.0)	5.0	(303.4)	0.0	(908.8)	(867.0)	4.8
Other Amortizations	(355.7)	(345.3)	3.0	(352.7)	0.9	(1,061.5)	(1,058.0)	0.3

1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and GVT as of 2Q15.

In 3Q18, the Depreciation and Amortization increased 3.7% year-over-year, mainly due to the growth of the fixed asset base, driven by the acceleration of the fiber project.

FINANCIAL RESULT

Consolidated in R$ million	3Q18	3Q17	∆%	2Q18	∆%	9M18	9M17	∆%

Net Financial Result	653.7	(170.5)	n.a.	1,471.1	(55.6)	1,952.1	(725.2)	n.a.

Income from Financial Investments	59.2	173.7	(65.9)	57.8	2.4	189.0	543.9	(65.3)
Debt Interest	(115.3)	(240.7)	(52.1)	(107.8)	7.0	(380.4)	(775.4)	(50.9)
Monetary and Exchange Variation	809.7	(69.9)	n.a.	1,655.4	(51.1)	2,377.6	(406.9)	n.a.
Gains (Losses) on Derivative Transactions	0.4	(26.6)	n.a.	(13.2)	n.a.	(5.1)	(63.8)	(92.0)
Other Financial Income (Expenses)	(100.3)	(7.0)	1,332.9	(121.1)	(17.2)	(229.0)	(23.0)	895.7

The Net Financial Result presented in 3Q18 was impacted mainly by the non-recurring financial impacts registered in the quarter linked to the judicial decision on the payment of PIS/COFINS over ICMS tax related to Vivo’s operations between 2004 and 2013 (in addition to the impact related to Telesp and TData in 2Q18).

NET INCOME

Reported Net Income totaled R$3,177.3 million in 3Q18, 159.9% higher than in the same period of 2017, due to the non-recurring effects of the quarter.
In the first nine months of 2018, Reported Net Income reached R$7,441.6 million, up 140.7% y-o-y.

CAPEX

Consolidated in R$ million	3Q18	3Q17	∆%	2Q18	∆%	9M18	9M17	∆%

Total	2,393.8	2,187.5	9.4	2,138.7	11.9	6,079.9	5,333.6	14.0

Network	2,068.4	1,931.9	7.1	1,779.7	16.2	5,231.1	4,715.7	10.9
Technology / Information System	259.0	179.3	44.4	300.8	(13.9)	683.4	462.4	47.8
Products and Services, Channels, Adm. and Others	66.4	76.2	(12.8)	58.2	14.0	165.4	155.6	6.3

Capex (ex-Licenses) / NOR	22.2%	20.1%	2.1 p.p.	19.8%	2.4 p.p.	18.8%	16.6%	2.2 p.p.

Capex grew 9.4% y-o-y, to R$2,393.8 million in 3Q18, representing 22.2% of Net Operating Revenues in the period.

Investments were mainly focused on FTTH roll-out and footprint expansion, and increased 4G and 4G+ technology coverage and capacity.

In 9M18, Capex reached R$6,079.9 million, representing 18.8% of Net Operating Revenues in the period (+2.2 p.p y-o-y).

CASH FLOW¹

Consolidated in R$ million	2018 Pro forma (ex-IFRS 15)				2018 Data (Reported)
	3Q18	∆% y-o-y	9M18	∆% y-o-y	3Q18	∆% y-o-y	9M18	∆% y-o-y

Recurring EBITDA	3,871.9	5.3	11,369.6	6.1	3,886.1	5.7	11,433.2	6.7

Investments (CAPEX)	(2,393.8)	9.4	(6,079.9)	14.0	(2,393.8)	9.4	(6,079.9)	14.0
Interest, Taxes and Other Financial Rev. (Exp)	(416.9)	(21.0)	(1,152.1)	(2.5)	(416.9)	(21.0)	(1,152.1)	(2.5)
Working Capital Variation	782.9	(18.3)	709.1	100.8	768.8	(19.8)	645.5	82.8

Free Cash Flow from Business Activity	1,844.1	(4.0)	4,846.8	6.4	1,844.1	(4.0)	4,846.8	6.4

Non-Recurring Items[2]	(114.5)	n.a.	(290.5)	(55.7)	(114.5)	n.a.	(290.5)	(55.7)

Free Cash Flow after Extraordinaries	1,729.6	(9.9)	4,556.3	16.8	1,729.6	(9.9)	4,556.3	16.8

1) The criterion used for cash flow excludes amounts paid as income tax from the allocation of interest on equity, which were previously included in the calculation.
2) Payment related to the organizational restructuring of (R$30.4 million in 3Q18 and R$75.7 million in 2Q18), R$84.1 million referring to PIS/COFINS tax credits recognized in the 2Q18 result, and payment of cleaning of the 700MHz 4G spectrum (R$100.3 million in 1Q18 and R$655.1 million in 1Q17).

Free Cash Flow from Business Activities reached R$1,844.1 million in 3Q18, 4.0% (R$76.0 million) lower than the same period of 2017, reflecting the increase in the Capex level, partially offset by an improved operating result. In 9M18, Free Cash Flow from Business Activities came to R$4,846.8 million, up 6.4% y-o-y (R$290.2 million), due to a better operating performance.

Free Cash Flow after non-recurring items fell R$190.6 million in 3Q18, mainly influenced by the extraordinary payment related to the organizational restructuring placed in 2Q18 and to PIS/COFINS contributions referring to the financial gain arising from the judicial decision won in the period.

DEBT

LOANS AND FINANCING (R$ MILLION)

September 2018
Consolidated	Currency	Interest Rate	Due Date	Short-Term	Long-Term	Total

Local Currency

BNDES	UR LTIR	LTIR + 0.00% to 3.38%	2023	592.4	508.4	1,100.8
BNDES	R$	2.5% to 6.0%	2023	70.7	112.1	182.8
BNDES	R$	SELIC D-2 + 2.32%	2023	78.8	261.8	340.6
BNB	R$	7.0% to 10.0%	2022	15.1	43.5	58.6
Confirming	R$	103.3% to 111.3% of CDI	2019	484.0	-	484.0
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	1.5	40.7	42.2
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	26.3	52.5	78.7
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	18.1	1,997.4	2,015.6
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	22.4	999.7	1,022.1
Financial Leases	R$	-	2033	58.2	318.3	376.5
Contingent Consideration	R$	-	2025	-	461.0	461.0

Foreign Currency

BNDES	UMBND	ECM + 2.38%	2019	142.6	-	142.6

Total				1,510.1	4,795.5	6,305.6

NET DEBT

Consolidated in R$ million	09/30/2018	12/31/2017	09/30/2017	September 2018
Short-Term Debt	1,510.1	3,033.4	3,408.2	Year	Amount
Long-Term Debt	4,795.5	5,428.4	4,648.4		(R$ miillion)
Total Debt	6,305.6	8,461.8	8,056.6	2019	194.3
Cash and Cash Equivalents[1]	(3,726.0)	(4,062.1)	(5,582.7)	2020	1,420.1
Net Derivatives Position	(111.2)	(143.8)	(18.8)	2021	1,290.5
Contingent Consideration Guarantee Asset[2]	(461.0)	(446.1)	(440.4)	2022	1,237.9
Net Debt	2,007.4	3,809.9	2,014.7	After 2022	652.7
Net Debt / EBITDA³	0.11	0.26	0.14	Total	4,795.5

1) Includes the investment in BNB given as a guarantee for the loan from that bank.
2) Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.
3) LTM EBITDA.

The Company ended the third quarter with gross debt of R$6,305.6 million, 2.3% of which denominated in foreign currency. The reduction in gross debt is related to the amortization of loans and financing in the period. Currently, foreign exchange exposure of debt is totally covered by hedge operations.

Net debt totaled R$2,007.4 million at the close of 3Q18, representing 0.11x of LTM EBITDA. In comparison to 3Q17, net debt remains stable.

CAPITAL MARKET

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.
VIVT3 and VIVT4 shares closed 3Q18 at R$36.30 and R$39.20, respectively, recording year-to-date depreciation of 11.9% and 19.4%, respectively. Total shareholder return (TSR) was -6.6% for common shares and -13.6% for preferred shares in the last twelve months ended September 30, 2018.

The Company’s ADRs closed the quarter at US$9.73, depreciating 34.3% in the first nine months of the year.
The daily trading volume of VIVT3 and VIVT4 shares averaged R$1,294.4 thousand and R$87,983.7 thousand, respectively. The daily trading volume of ADRs averaged US$19,882.9 thousand in the same period.
The chart below shows the Company's stock performance:

CAPITAL STOCK

09/30/2018	Common	Prefered	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 42.32
Subscribed/Paid-in Capital:	R$ 63,571.4	million

DIVIDENDS

In the third quarter of 2018, at a meeting held on September 5, 2018, the Board of Directors approved the payment of Interest on Capital related to fiscal year 2018, totaling the gross amount of R$2,800.0 million. The payment will be made until the end of fiscal year 2019, on a date to be defined by the Board of Executive Officers, to holders of common and preferred shares registered in the Company’s books on September 17, 2018. The table below shows the amounts to be distributed per share:

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date
IOC	09/05/2018	09/17/2018	2,800.0	2,380.0	Common	1.555013	1.321761	Up to 12/31/2019
(based on Jul-18)					Preferred	1.710515	1.453937
IOC	06/18/2018	06/29/2018	400.0	340.0	Common	0.222145	0.188823	Up to 12/31/2019
(based on May-18)					Preferred	0.244359	0.207705

2017	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends	04/12/2018	04/12/2018	2,191.9	2,191.9	Common	1.217277	1.217277	12/11/2018
(based on Dec-17)					Preferred	1.339005	1.339005
IOC	12/14/2017	12/26/2017	1,486.6	1,263.6	Common	0.825623	0.701779	08/21/2018
(based on Nov-17)					Preferred	0.908185	0.771957
IOC	09/18/2017	09/29/2017	305.0	259.3	Common	0.169385	0.143978	08/21/2018
(based on Aug-17)					Preferred	0.186324	0.158375
IOC	06/19/2017	06/30/2017	95.0	80.8	Common	0.052759	0.044845	08/21/2018
(based on May-17)					Preferred	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	Common	0.194377	0.165220	08/21/2018
(based on Feb-17)					Preferred	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	Common	0.099965	0.084970	08/21/2018
(based on Jan-17)					Preferred	0.109962	0.093467

INCOME STATEMENT (REPORTED)

Consolidated in R$ million	3Q18	3Q17	∆%	2Q18	∆%	9M18	9M17	∆%

Gross Operating Revenue	16,328.9	16,582.8	(1.5)	16,343.8	(0.1)	49,007.1	49,706.4	(1.4)

Gross Operating Mobile Revenue	10,157.4	10,025.7	1.3	10,253.2	(0.9)	30,620.5	30,376.6	0.8
Gross Operating Fixed Revenue	6,171.5	6,557.1	(5.9)	6,090.6	1.3	18,386.6	19,329.8	(4.9)

Net Operating Revenue	10,764.8	10,885.9	(1.1)	10,823.4	(0.5)	32,377.2	32,173.2	0.6

Net Operating Mobile Revenue	6,719.6	6,610.1	1.7	6,815.7	(1.4)	20,300.1	19,608.4	3.5
Net Operating Fixed Revenue	4,045.2	4,275.8	(5.4)	4,007.7	0.9	12,077.1	12,564.9	(3.9)

Operating Costs	(5,984.2)	(7,209.0)	(17.0)	(5,620.0)	6.5	(18,598.7)	(21,454.0)	(13.3)

Personnel	(938.2)	(948.4)	(1.1)	(1,064.2)	(11.8)	(2,961.7)	(2,776.4)	6.7
Costs of Services Rendered	(2,735.4)	(2,906.8)	(5.9)	(2,922.6)	(6.4)	(8,434.8)	(8,679.8)	(2.8)
Interconnection	(317.7)	(351.9)	(9.7)	(391.1)	(18.8)	(992.9)	(1,069.5)	(7.2)
Taxes and Contributions	(372.8)	(448.2)	(16.8)	(428.3)	(13.0)	(1,214.8)	(1,355.1)	(10.4)
Third-party Services	(1,346.3)	(1,426.9)	(5.6)	(1,327.3)	1.4	(4,042.7)	(4,230.8)	(4.4)
Others	(698.6)	(679.8)	2.8	(775.9)	(10.0)	(2,184.4)	(2,024.4)	7.9
Cost of Goods Sold	(595.3)	(483.9)	23.0	(591.1)	0.7	(1,670.8)	(1,421.3)	17.6
Commercial Expenses	(2,202.0)	(2,366.9)	(7.0)	(2,291.8)	(3.9)	(6,721.5)	(6,969.1)	(3.6)
Provision for Bad Debt	(402.2)	(380.4)	5.7	(368.7)	9.1	(1,168.9)	(1,108.9)	5.4
Third-party Services	(1,741.8)	(1,890.6)	(7.9)	(1,800.2)	(3.2)	(5,277.8)	(5,581.1)	(5.4)
Others	(58.0)	(95.9)	(39.5)	(122.9)	(52.8)	(274.8)	(279.1)	(1.5)
General and Administrative Expenses	(384.2)	(378.2)	1.6	(383.6)	0.2	(1,141.8)	(1,110.4)	2.8
Other Net Operating Revenue (Expenses)	870.9	(124.8)	n.a.	1,633.3	(46.7)	2,331.9	(497.0)	n.a.

EBITDA	4,780.6	3,676.9	30.0	5,203.4	(8.1)	13,778.5	10,719.2	28.5
EBITDA Margin %	44.4%	33.8%	10.6 p.p.	48.1%	(3.7) p.p.	42.6%	33.3%	9.2 p.p.

Depreciation and Amortization	(2,034.7)	(1,962.0)	3.7	(2,012.9)	1.1	(6,045.9)	(5,862.8)	3.1
Depreciation	(1,375.6)	(1,327.7)	3.6	(1,356.8)	1.4	(4,075.6)	(3,937.8)	3.5
Amortization of Intangibles	(303.4)	(289.0)	5.0	(303.4)	0.0	(908.8)	(867.0)	4.8
Others Amortizations	(355.7)	(345.3)	3.0	(352.7)	0.9	(1,061.5)	(1,058.0)	0.3

EBIT	2,745.9	1,714.9	60.1	3,190.5	(13.9)	7,732.6	4,856.4	59.2

Net Financial Income	653.7	(170.5)	n.a.	1,471.1	(55.6)	1,952.1	(725.2)	n.a.
Income from Financial Investments	59.2	173.7	(65.9)	57.8	2.4	189.0	543.9	(65.3)
Debt Interest	(115.3)	(240.7)	(52.1)	(107.8)	7.0	(380.4)	(775.4)	(50.9)
Monetary and Exchange Variation	809.7	(69.9)	n.a.	1,655.4	(51.1)	2,377.6	(406.9)	n.a.
Gains (Losses) on Derivative Transactions	0.4	(26.6)	n.a.	(13.2)	n.a.	(5.1)	(63.8)	(92.0)
Other Financial Income (Expenses)	(100.3)	(7.0)	1,332.9	(121.1)	(17.2)	(229.0)	(23.0)	895.7

Gain (Loss) on Investments	(5.5)	0.0	n.a.	0.1	n.a.	(4.9)	1.3	n.a.

Taxes	(216.8)	(321.7)	(32.6)	(1,495.4)	(85.5)	(2,238.2)	(1,040.7)	115.1

Net Income	3,177.3	1,222.7	159.9	3,166.3	0.3	7,441.6	3,091.8	140.7

BALANCE SHEET (REPORTED)

Consolidated in R$ million	09/30/2018	12/31/2017	∆%

ASSETS	104,334.3	101,382.8	2.9

Current Assets	17,850.0	16,731.7	6.7
Cash and Cash Equivalents	3,713.8	4,050.3	(8.3)
Accounts Receivable from Customers	10,151.7	9,955.2	2.0
Provision for Doubtful Accounts	(1,481.6)	(1,366.7)	8.4
Inventories	459.3	348.8	31.7
Recoverable Taxes	3,531.0	2,564.0	37.7
Escrow Deposits and Frozen Assets	317.6	324.6	(2.2)
Derivative Financial Instruments	105.8	87.6	20.8
Prepaid Expenses	714.7	446.4	60.1
Other Assets	337.7	321.5	5.0

Non-Current Assets	86,484.3	84,651.1	2.2
Accounts Receivable from Customers	406.0	340.6	19.2
Provision for Doubtful Accounts	(74.5)	(66.7)	11.7
Financial Investments	80.0	81.4	(1.7)
Recoverable Taxes	5,139.9	743.3	591.5
Deffered Taxes	387.6	371.4	4.4
Escrow Deposits and Frozen Assets	3,691.4	6,339.2	(41.8)
Derivative Financial Instruments	27.0	76.8	(64.8)
Other Assets	170.0	112.0	51.8
Investments	107.0	98.9	8.2
Property, Plant and Equipment, Net	34,135.4	33,222.3	2.7
Intangible Assets, Net	42,414.5	43,331.9	(2.1)

LIABILITIES AND SHAREHOLDERS' EQUITY	104,334.3	101,382.8	2.9

LIABILITIES	32,872.8	31,921.4	3.0

Current Liabilities	19,713.2	17,862.5	10.4
Payroll and Related Charges	769.9	723.4	6.4
Suppliers and Accounts Payable	8,109.7	7,447.1	8.9
Taxes	1,862.5	1,731.3	7.6
Loans and Financing	1,441.8	1,621.0	(11.1)
Debentures	68.3	1,412.5	(95.2)
Dividends and Interest on Shareholders Equity	5,230.6	2,396.1	118.3
Provisions	1,270.9	1,434.9	(11.4)
Derivative Financial Instruments	3.0	5.2	(42.3)
Deferred Revenues	516.0	372.6	38.5
Other Liabilities	440.5	718.4	(38.7)

Non-Current Liabilities	13,159.6	14,058.9	(6.4)
Payroll and Related Charges	16.7	23.3	(28.3)
Taxes	36.3	49.4	(26.5)
Deferred Taxes	2,149.4	709.3	203.0
Loans and Financing	1,705.2	2,320.1	(26.5)
Debentures	3,090.3	3,108.3	(0.6)
Provisions	4,979.5	6,709.8	(25.8)
Derivative Financial Instruments	18.6	15.4	20.8
Deferred Revenues	344.7	350.6	(1.7)
Other Liabilities	818.9	772.7	6.0

SHAREHOLDERS' EQUITY	71,461.5	69,461.4	2.9
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,213.5	1,213.5	0.0
Profit Reserve	2,471.6	2,463.2	0.3
Additional Proposed Dividends	0.0	2,191.9	n.a.
Other Comprehensive Income	34.0	21.4	58.9
Accumulated Profits	4,171.0	0.0	n.a.

CONFERENCE CALL

English

Date: October 30, 2018 (Tuesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York) Telephone: (+1 412) 317-6353

HD Web Phone: https://hd.choruscall.com/?calltype=2 Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event until November 9, 2018 at (+1 412) 317-0088 (Code: 10124787)

Telefônica Brasil - Investor Relations

     Eduardo Navarro
David Melcon
Luis Plaster
João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000
Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com
Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 26, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director